UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

Zarlink Semiconductor Inc.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

0916753 B.C. ULC,

(Bidder)

an indirect wholly-owned subsidiary of

Microsemi Corporation

(Bidder)

Common Shares, no par value

Rights to Purchase Common Shares

6% Convertible Unsecured Debentures

(Title of Class of Securities)

989139100; 989139AA8

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

One Enterprise Drive

Aliso Viejo, CA 92656

(949) 221-7100

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidders)

Copies to:

John Leopold, Esq. Warren Katz, Esq. Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 40th Floor Montréal, QC, Canada H3B 3V2 (514) 397-3000	Warren T. Lazarow, Esq. Loren J. Weber, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019 (650) 473-2600

August 17, 2011

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S. $545,370,985.33	U.S.$63,317.58

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (a) 130,879,278 shares of common stock, no par value, of Zarlink Semiconductor Inc. (“Zarlink”), together with the associated rights outstanding under the Shareholder Rights Agreement, dated July 25, 2011, between Seller and Computershare Investor Services Inc., as amended (such rights together with the shares of common stock, the “Zarlink Shares”), at a purchase price of CAD$3.35 in cash per Zarlink Share, and (b) CAD$70.9 million principal amount of 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Zarlink Debentures”) of Zarlink at a purchase price of CAD$1,367.35 per $1,000.00 principal amount of the Zarlink Debentures, and applies an exchange rate of CAD$1.00 = U.S.$1.0186, which was the noon rate as provided by the Bank of Canada on August 16, 2011. According to Zarlink’s quarterly report on Form 6-K for the period ended June 24, 2011, dated August 2, 2011, there were approximately 120,665,291 Zarlink Shares, 10,213,987 options to acquire Zarlink Shares under Zarlink’s stock option plans, as amended, and $70.9 million principal amount of Zarlink Debentures outstanding on such date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued by the Securities and Exchange Commission on December 22, 2010, by multiplying the transaction value by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: U.S.$63,317.58

Form or registration no.: Schedule 14D-1F

Filing Party: Microsemi Corporation; 0916753 B.C. ULC

Date Filed: August 18, 2011

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

(a) Letter to Shareholders and Debentureholders of Zarlink Semiconductor Inc. and Offers and Circular, dated August 17, 2011, including the Letters of Transmittal and Notice of Guaranteed Delivery. (1)

(b) Notice of Variation and Extension, dated September 22, 2011.

Item 2.	Informational Legends

(a) See page iii of the Offers and Circular, dated August 17, 2011. (1)

(b) See page 1 of the Notice of Extension and Variation, dated September 22, 2011.

(1)	Previously filed with Bidders’ Schedule 14D-1F on August 18, 2011.

This document is important and requires your immediate attention. It should be read in conjunction with the Offers and Circular dated August 17, 2011. If you are in doubt as to how to deal with it you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.

No securities regulatory authority in Canada or in the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offers or the adequacy of the information contained in this document and it is an offence to claim otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made or directed to, nor will deposits of Zarlink Securities be accepted from or on behalf of Securityholders in any jurisdiction in which the making or acceptance of either or both of the Offers would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offers to Securityholders in any such jurisdiction.

September 22, 2011

NOTICE OF VARIATION AND EXTENSION

by

0916753 B.C. ULC, an indirect wholly-owned subsidiary of

MICROSEMI CORPORATION

of its

OFFERS TO PURCHASE FOR CASH

all of the outstanding common shares and associated SRP Rights and all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012

of

ZARLINK SEMICONDUCTOR INC.

at an increased price of

$3.98 in cash for each common share and $1,624.49 in cash per $1,000.00 principal amount of the 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 plus accrued and unpaid interest to the date such debentures are taken up under the Debenture Offer

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

The Offers are being made for the securities of a Canadian issuer and the Offers are subject to Canadian disclosure requirements. Securityholders should be aware that such disclosure requirements are different from those of the United States. Without limiting the foregoing, financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Securityholders should be aware that the disposition of Zarlink Shares and Zarlink Debentures by them pursuant to the Offers may have tax consequences both in the United States and Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 16 of the Circular, “Canadian Federal Income Tax Considerations” and Section 17 of the Circular, “Certain U.S. Federal Income Tax Considerations”.

Securityholders in the United States should be aware that the Offeror, Microsemi or their respective affiliates, directly or indirectly, may bid for or make purchases of Zarlink Shares or Zarlink Debentures during the period of the Offer, as permitted by applicable Canadian Laws or provincial laws or regulations. See Section 12 of the Original Offers, “Market Purchases,” as amended.

The enforcement by Securityholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Depositary and the Information Agent named in the Original Offers or Circular may not be residents of the United States, and that all or a substantial portion of the assets of the Offeror and of said persons may be located outside the United States. The enforcement by Securityholders of civil liabilities under the United States federal securities laws may also be affected adversely by the fact that Zarlink is incorporated under the Canada Business Corporations Act and that some or all of its officers and directors may be residents of Canada or other jurisdictions outside the United States.

0916753 B.C. ULC (the “Offeror”), an indirect wholly-owned subsidiary of Microsemi Corporation (“Microsemi”), hereby gives notice that it is amending and varying the terms of its offers dated August 17, 2011, (together, the “Original Offers”) to purchase, on and subject to the terms and conditions of the Offers (as defined in the Original Offers), all of the outstanding common shares (the “Original Share Offer”) of Zarlink Semiconductor Inc. (“Zarlink”), together with associated rights outstanding under the shareholder rights plan described in the Original Offers (the “SRP Rights”) (the outstanding common shares of Zarlink and associated SRP Rights being referred to herein collectively as the “Zarlink Shares”), including any Zarlink Shares that may become issued and outstanding after the date of the Original Offers but prior to the Expiry Time (as defined below), and all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Original Debenture Offer”) of Zarlink (the “Zarlink Debentures”), to (i) increase the price offered per Zarlink Share to $3.98 in cash and increase the price offered for the Zarlink Debentures to $1,624.49 in cash per $1,000 principal amount of Zarlink Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up under the Debenture Offer, (ii) extend the expiry time of the Offers from 5:00 p.m. (Toronto time) on September 22, 2011 to 5:00 p.m. (Toronto time) on October 12, 2011, unless the Offers are further extended or withdrawn by the Offeror (the “Expiry Time”), (iii) revise the conditions of the Offers and (iv) modify certain sections of the Offers and Circular.

THE OFFERS HAVE BEEN AMENDED TO INCREASE THE PRICE OFFERED PER ZARLINK SHARE TO $3.98 IN CASH AND TO $1,624.49 IN CASH PER $1,000.00 PRINCIPAL AMOUNT OF ZARLINK DEBENTURES PLUS ACCRUED AND UNPAID INTEREST TO THE DATE SUCH ZARLINK DEBENTURES ARE TAKEN UP UNDER THE DEBENTURE OFFER.

THE OFFERS HAVE BEEN EXTENDED AND ARE NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON OCTOBER 12, 2011, OR SUCH LATER DATE OR DATES AS MAY BE FIXED BY THE OFFEROR UNLESS THE OFFERS ARE FURTHER EXTENDED OR WITHDRAWN BY THE OFFEROR.

THE BOARD OF DIRECTORS OF ZARLINK HAS UNANIMOUSLY DETERMINED, AFTER CONSULTATION WITH ITS FINANCIAL AND LEGAL ADVISORS, THAT THE CONSIDERATION TO BE OFFERED FOR THE ZARLINK SECURITIES PURSUANT TO THE OFFERS IS FAIR TO ALL HOLDERS OF ZARLINK SECURITIES (OTHER THAN THE OFFEROR, MICROSEMI AND THEIR RESPECTIVE AFFILIATES) AND THAT THE OFFERS ARE IN THE BEST INTERESTS OF ZARLINK AND UNANIMOUSLY RECOMMENDS THAT SECURITYHOLDERS DEPOSIT THEIR ZARLINK SECURITIES TO THE OFFERS.

This Notice of Variation and Extension should be read in conjunction with the Original Offers, the accompanying circular dated August 17, 2011 (the “Circular” and, together with the Original Offers, the “Original Offers and Circular”), and the associated letters of transmittal (collectively, the “Letters of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (collectively, the “Original Offer Documents”). Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer Documents continue to be applicable in all respects. Unless the context otherwise requires, references in this document to the “Offers”, “Offers and Circular”, “Share Offer” and “Debenture Offer” mean respectively the Original Offers, the Original Offers and Circular, the Original Share Offer and the Original Debenture Offer, as amended or amended and varied by this Notice of Variation and Extension. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings set out in the Original Offers and the Circular.

If you have validly deposited and not withdrawn your Zarlink Securities under the Offers, you do not need to take any further action to accept the Offers and will automatically be entitled to receive under the Offers the increased consideration of $3.98 in cash per Zarlink Share and of $1,624.49 in cash per $1,000 principal amount of Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up under the Debenture Offer.

Securityholders who have validly deposited and not withdrawn their Zarlink Securities need take no further action to accept the Offers. Registered Shareholders who wish to accept the Share Offer must properly complete and duly execute the Letter of Transmittal (printed on yellow paper) or a facsimile thereof and deposit it, together with certificates representing their Zarlink Shares, in accordance with the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described under Section 3 of the Offers, “Manner of Acceptance — Procedure for

Guaranteed Delivery”. Shareholders whose Zarlink Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Share Offer.

The Zarlink Debentures were issued in a “book-entry only” system. Therefore, if you wish to deposit all or a portion of your Zarlink Debentures under the Debenture Offer you must direct your CDS Participant to accept the Debenture Offer in the manner required by your CDS Participant. See Section 3 of the Offers, “Manner of Acceptance — Book-Entry Transfer”.

Questions and requests for assistance may be directed to Equity Financial Trust Company (the “Depositary”) or The Laurel Hill Advisory Group Company (the “Information Agent”). Contact details for such persons may be found on the last page of this document. Additional copies of the Original Offer Documents and this Notice of Variation and Extension may be obtained without charge on request from the Depositary or the Information Agent at their respective address shown on the last page of this document. Additionally, copies of this document and related materials may be found at www.sedar.com and www.sec.gov.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from or on behalf of, Securityholders in any jurisdiction in which the making or acceptance of the Offers would not be in compliance with the Laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to extend the Offers to Securityholders in such jurisdictions.

The Offeror has not authorized anyone to provide any information or make any representation about the Offers or the Offeror, Microsemi or their affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offers or the Offeror, Mircosemi or their affiliates accompanying this document. Securityholders should not rely on any information or any representations regarding the Offers or the Offeror, Microsemi or their affiliates not contained in the Offers or in the documents accompanying the Offers.

Unless otherwise specifically indicated, the information contained in this document is given as of the date of this document, and the Offeror undertakes no duty to update any such information, except as required by applicable Law.

NOTICE TO HOLDERS OF OPTIONS

OR OTHER RIGHTS TO AQUIRE ZARLINK SECURITIES

The Offers are made only for Zarlink Securities and are not made for any Zarlink Options, securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities (other than SRP Rights). Any holder of Zarlink Options, securities convertible into Zarlink Securities or other rights to acquire Zarlink Securities (other than SRP Rights) who wishes to accept the Offers must, to the extent permitted by the terms of such securities and applicable Laws, exercise, convert or exchange, as applicable, such Zarlink Options, or securities convertible into Zarlink Securities or other rights to obtain Zarlink Securities (other than SRP Rights) and deposit certificates representing those Zarlink Securities under the Offers. Any such exercise, conversion or exchange must be sufficiently in advance of the Expiry Time to ensure that the holders of Zarlink Options, securities convertible into Zarlink Securities or other rights to acquire Zarlink Securities (other than SRP Rights) will have Zarlink Security certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offers, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If a holder of Zarlink Options does not exercise such Zarlink Options before the Expiry Time, such Zarlink Options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, to the extent permitted, after the completion of a Compulsory Acquisition (defined in the Offers) or a Subsequent Acquisition Transaction (defined in the Offers), each Zarlink Option will represent only the right to receive the amount of cash which the holder of such Zarlink Option would have been entitled to receive upon the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be, if such holder had exercised such Zarlink Option immediately prior to such transaction. As disclosed to Microsemi and the Offeror, the Zarlink Board of Directors has accelerated the vesting of all Zarlink Options issued to directors, officers and employees to permit them to deposit Zarlink Shares issuable upon the exercise of the Zarlink Options to the Share Offer.

The income tax consequences to holders of Zarlink Options, securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities are not described in the Circular. Any holders of Zarlink Options, securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities should consult their own tax advisors for advice with respect to the actual or potential income tax consequences to them in connection with a decision they may make to exercise, convert or exchange, or not to exercise, convert or exchange their Zarlink Options, securities convertible into Zarlink Securities or other rights to acquire Zarlink Securities prior to the Expiry Time or thereafter.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offers and Notice of Variation and Extension are in Canadian dollars, unless otherwise indicated. On September 21, 2011, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was $1.00 = US$1.00.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Notice of Variation and Extension or in the Original Offers and Circular (as well as in oral statements or other written statements made or provided or to be made or provided by the Offeror or Microsemi) are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements should therefore be construed in light of such factors, and the Offeror and Microsemi are under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTICE OF AND VARIATION AND EXTENSION

This Notice of Variation and Extension should be carefully read in conjunction with the Original Offers and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offers and Circular as amended by this Notice of Variation and Extension.

September 22, 2011

TO:	THE SECURITYHOLDERS OF ZARLINK SEMICONDUCTOR INC.

By written notice to the Depositary given on September 22, 2011 and as set forth in this Notice of Variation and Extension, the Offeror amends the Original Offers and Circular pursuant to which the Offeror offered to purchase all of the outstanding Zarlink Shares and all of the outstanding Zarlink Debentures, and including any Zarlink Shares that may become issued and outstanding after the date of the Original Offers but prior to the Expiry Time to: (i) increase the price offered per Zarlink Share to $3.98 in cash, and increase the price offered for the Zarlink Debentures to $1,624.49 in cash per $1,000 principal amount of Zarlink Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up under the Debenture Offer; (ii) extend the Expiry Time from 5:00 p.m. (Toronto time) on September 22, 2011 to 5:00 p.m. (Toronto time) on October 12, 2011; (iii) revise conditions of the Offers; and (iv) modify certain other sections of the Offers and Circular.

Except as otherwise set forth in this Notice of Variation and Extension, the information, terms and conditions in the Original Offers and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offers and Circular, continue to be applicable in all respects.

Unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation and Extension have the same meaning as in the Original Offers and Circular. The term “Offers” means the Original Offers, as expressly amended or supplemented by this Notice of Variation and Extension.

1.	INCREASE IN OFFER PRICE FOR ZARLINK SHARES AND ZARLINK DEBENTURES

The Offeror has varied the Offers to (i) increase the price offered per Zarlink Share to $3.98 in cash and (ii) increase the price offered for the Zarlink Debentures to $1,624.49 in cash per $1,000 principal amount of Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up under the Debenture Offer.

Based on the closing price of the Zarlink Shares and the Zarlink Debentures on July 19, 2011, the last trading day prior to the public announcement of Microsemi’s proposal to acquire Zarlink, the Offers represent a 67% premium over the closing price of the Zarlink Shares and a 48% premium over the closing price of the Zarlink Debentures on the TSX on the same day. The Offers also represent a 15% premium to the closing price on the TSX of the Zarlink Shares and a 15% premium to the closing price on the TSX of the Zarlink Debentures on September 21, 2011, the last trading day prior to the announcement of this Notice of Variation and Extension.

Assuming that all of the conditions of the Offers are satisfied or waived, Shareholders and Debentureholders who deposit their Zarlink Shares and Zarlink Debentures to the Offers will receive the increased price per Zarlink Share and Zarlink Debenture, as applicable, including those Shareholders and Debentureholders who have already validly deposited their Zarlink Shares and Zarlink Debentures to the Offers and not withdrawn such deposit. Shareholders and Debentureholders who have already validly deposited their Zarlink Shares and Zarlink Debentures to the Offers do not need to do anything to receive the increased price offered per Zarlink Share or Zarlink Debenture, as applicable.

2.	EXTENSION OF THE OFFERS

The Offeror has extended the Expiry Time from 5:00 pm (Toronto time) on September 22, 2011 to 5:00 pm (Toronto time) on October 12, 2011, or such later date or dates as may be fixed by the Offeror (but in any case not beyond the Outside Date) unless the Offers are withdrawn or extended. Accordingly, the definition of “Expiry Date” in the Original Offers and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Date” means October 12, 2011 or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offers, “Extension, Variation or Change in the Offers” (but in any case not beyond the Outside Date).

In addition, the following definition of “Outside Date” is added:

“Outside Date” means November 1, 2011, subject to the right of Zarlink, the Offeror or Microsemi to extend the Outside Date one time for up to an additional 15 days (in increments of days if desired) (but for greater certainty in no event later than November 16, 2011) if either of the conditions (b) or (c) of the conditions of the Offers has not been satisfied, unless any such condition is incapable of being satisfied based upon a final and non-appealable decision or order of a Governmental Entity, by giving written notice to the other of them to such effect no later than 5:00 p.m. (Toronto time) on the date that is 10 days (or such shorter period as is practical in the circumstances) prior to the then current Outside Date, or such later date as may be mutually agreed to in writing by Zarlink, the Offeror and Microsemi.

Section 2 of the Offers “TIME FOR ACCEPTANCE” is deleted in its entirety and replaced with the following:

“Each of the Offers is open for acceptance until the Expiry Time on the Expiry Date, being 5:00 p.m. (Toronto time) on October 12, 2011, or until such later time and date or times and dates to which any of the Offers may be extended at the Offeror’s sole discretion pursuant to Section 5 of the Offers, “Extension, Variation or Change in the Offers”, unless the Offers are withdrawn by the Offeror.”

In addition, all references to “5:00 p.m. (Toronto Time) on September 22, 2011” in the Original Offers and Circular and the Letters of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offers and Circular are amended to refer to “5:00 p.m. (Toronto time) on October 12, 2011”.

3.	REVISED CONDITIONS OF THE OFFERS

The Offeror has varied the Original Offers by deleting Section 4 of the Original Offers, “CONDITIONS OF THE OFFERS” in its entirety and replacing with the text that follows:

Notwithstanding any other provision of the Support Agreement dated September 21, 2011 by and among the Offeror, Microsemi and Zarlink (the “Support Agreement”), Microsemi and the Offeror shall have the right to withdraw the Offers and not take up and pay for or extend the period of time during which the Offers are open and postpone taking up and paying for, any Zarlink Securities deposited under the Offers unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been properly and validly deposited under the Share Offer and not withdrawn at the Expiry Time that number of Zarlink Shares which, together with the Zarlink Shares held by the Offeror and its associates and Affiliates and the Zarlink Shares into which the Zarlink Debentures deposited under the Debenture Offer and not withdrawn at the Expiry Time may be converted into at the option of the Offeror at that time pursuant to the terms of the Zarlink Debenture Indenture, represent at least 66 2/3% of the outstanding Zarlink Shares calculated on a Fully-Diluted Basis (the “Deposit Minimum Condition”);

(b)	all requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, in the Offeror’s reasonable discretion, necessary to complete the Offers, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(c)	(x) there shall not exist any prohibition at Law against the Offeror making or maintaining the Offers or taking up and paying for any Shares deposited under the Share Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction and (y) there shall not be threatened in writing or pending any action by any Governmental Entity challenging or seeking to prohibit or restrain the Offers, any Compulsory Acquisition or Subsequent Acquisition Transaction, or seeking to prohibit Microsemi’s ownership or operation or control of Zarlink;

(d)	the Offeror shall have determined in its reasonable discretion that no Material Adverse Effect has occurred, or would reasonably be expected to occur, in respect of Zarlink after September 21, 2011;

(e)	Zarlink shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time;

(f)	(x) all representations and warranties made by Zarlink in the Support Agreement shall be true and correct at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Zarlink and (y) the representation and warranty relating to Zarlink’s capitalization in paragraph (a) of Part I of Schedule A of the Support Agreement shall be true and correct in all respects except for de minimis deviations.

The foregoing conditions are for the exclusive benefit of Microsemi and the Offeror and may be asserted by Microsemi or the Offeror during the pendency of the Offers at any time. Subject to the provisions of the Support Agreement, Microsemi or the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Microsemi or the Offeror may have. All Conditions to the Offers, other than those involving the receipt of governmental approvals, must be satisfied or waived prior to the expiration of the Offers.”

As of September 22, 2011, Microsemi and the Offeror are not aware of the condition in paragraph (d) above not being satisfied.

4.	RECENT DEVELOPMENTS

On September 9, 2011, James Peterson, Microsemi’s President and CEO approached Zarlink’s Chairman, Adam Chowaniec, to request a meeting to explore the possibility of pursuing a friendly transaction and entering into a confidentiality agreement. On September 16, 2011, numerous conversations were held between representatives of Microsemi and Zarlink, regarding, among other things, the terms of a confidentiality agreement and the terms of exclusive negotiations. A confidentiality agreement was signed on September 18, 2011 and meetings between the representatives of Microsemi and Zarlink were held on September 19, 2011 and September 20, 2011 during which Zarlink provided a confidential information memorandum and other confidential due diligence information to Microsemi similar to other participants in the strategic review process which Zarlink was conducting. Zarlink and Microsemi also discussed the terms of an increased offer within the context of Zarlink’s process.

On September 20, 2011, Microsemi submitted a revised confidential offer in the context of Zarlink’s process. On the same day, Zarlink proposed a counter-offer, which was accepted by Microsemi subject to the execution of exclusivity and support agreements. On September 21, 2011, Microsemi and Zarlink entered into an exclusivity agreement providing for a period of exclusivity expiring on September 22, 2011.

Between September 21, 2011 and the morning of September 22, 2011, Microsemi and Zarlink, together with their legal and financial advisors, negotiated a support agreement that set out the terms of the proposed transaction, including representations, warranties, conditions and transaction protection measures.

Microsemi was informed by Zarlink’s representatives that the Zarlink Board of Directors met on September 21, 2011 to consider the proposed increased Offers and the draft support agreement, and to receive the oral opinion of its financial and legal advisors Canaccord Genuity Corp. and RBC Dominion Securities Inc. (subsequently confirmed in writing) that the consideration offered for Zarlink Securities under the Offers is fair, from a financial point of view, to all holders of Zarlink Securities (other than the Offeror, Microsemi and their respective affiliates). Microsemi was also informed that at such meeting, the Zarlink Board of Directors unanimously determined, after consultation with its financial and legal advisors, that the consideration to be offered for the Zarlink Securities pursuant to the increased Offers is fair to all holders of Zarlink Securities (other than the Offeror, Microsemi and their respective affiliates), that it would be in the best interests of Zarlink to support and facilitate the increased Offers and enter into the Support Agreement and recommend that holders of Zarlink Securities deposit their Zarlink Securities to the increased Offers.

The Support Agreement was signed early in the morning on September 22, 2011. On September 22, 2011, Microsemi and Zarlink filed a joint press release pursuant to which they announced the amendment of the Original Offers and the entering into of the Support Agreement.

5.	SUPPORT AGREEMENT

The following is a summary of the material terms of the Support Agreement. It is qualified in its entirety by reference to the full text thereof, a copy of which was filed with the Canadian Securities Regulatory Authorities on September 22, 2011 on Zarlink’s SEDAR profile at www.sedar.com and will be filed with the US Securities and Exchange Commission and available, when filed, at www.sec.gov. Capitalized terms that are used in the summary below that are not otherwise defined in this Notice of Variation and Extension have the meanings set forth in the Support Agreement.

The Offers and Support of the Offers

The Offeror agreed to amend the Original Offers to: (i) increase the price offered per Zarlink Share to $3.98 in cash, increase the price offered for the Zarlink Debentures to $1,624.49 in cash per $1,000 principal amount of Zarlink Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up; (ii) extend the Expiry Time under the Original Offers to 5:00 p.m. (Toronto time) on October 12, 2011 (the “Amended Expiry Time”) provided that the Amended Expiry Time shall automatically be extended to the date no later than the Outside Date, if later than October 12, 2011, that is 10 days from the date on which the Notice of Variation and Extension is delivered; and (iii) replace the conditions to the Original Offers set forth in Section 4 of the Offers, “Conditions of the Offers” with the conditions to the Offers contained in the Support Agreement.

Conditions of the Offers

The Support Agreement provides that the Offers shall be subject to the conditions described in Section 3 of this Notice of Extension and Variation, “Revised Conditions of the Offers”. The Offeror may, in its sole discretion, under the terms of the Support Agreement, modify or waive any term or condition of the Offers, provided, however, that the Offeror shall not, without the prior written consent of Zarlink: (i) modify or waive the Deposit Minimum Condition; (ii) decrease the consideration per Zarlink Share or for the Zarlink Debentures; (iii) change the form of consideration payable under the Offers (other than to add additional consideration); (iv) decrease the number of Zarlink Securities in respect of which the Offers are made; or (v) impose additional conditions to the Offers or otherwise vary the Offers (or any terms or conditions thereof) in a manner which is adverse to holders of Zarlink Securities (it being understood that a waiver, in whole or in part, of any condition of the Offers (other than the Deposit Minimum Condition) or any extension of the Expiry Time in accordance with the Support Agreement, is not adverse to the holders of Zarlink Securities).

Covenants Regarding Non-Solicitation

Zarlink agreed not to directly or indirectly through any of its directors, officers, employees, agents, representatives, financial advisors, legal counsel, accountants or other professional firm retained assist in connection with the Offers and any of its affiliates and subsidiaries and their respective directors, officers, employees, agents and representatives and advisors (the “Representatives”): (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Acquisition Proposal or otherwise co-operate in any way with, or assist with or participate in any way in any effort or attempt by any person to make an Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal; (iii) withdraw, modify or qualify (or propose to do so) in a manner adverse to the Offeror, the approval or recommendation of the Zarlink Board of Directors or any committee thereof of the Offers or the Support Agreement; (iv) approve or recommend or propose publicly to approve or recommend any Acquisition Proposal; or (v) accept, recommend, approve or enter into any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any person in the event that Zarlink completes the transactions contemplated in the Support Agreement or any other transaction with the Offeror or any of its affiliates agreed to prior to any termination of the Support Agreement, whether formal or informal.

For purposes of the Support Agreement, an “Acquisition Proposal” means, any offer, proposal, expression of interest, inquiry or announcement from any person (other than the Offeror, Microsemi and their respective Affiliates) made after the date of the Support Agreement (including any modification after the date of the Support Agreement of any offer or proposal made prior to the date of the Support Agreement) relating to: (a) any acquisition, sale or other disposition, direct or indirect, whether in a single transaction or a series of related transactions, of (i) the assets of Zarlink and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Zarlink and its subsidiaries; or (ii) voting or equity securities (including securities convertible into voting or equity securities), which together with other voting or equity securities beneficially (including securities convertible into voting or equity securities) owned by such person or any persons acting jointly or in concert with such person, would be equal to 20% or more of any voting or equity securities (including securities convertible into voting or equity securities) of Zarlink or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Zarlink and its subsidiaries; (b) any take-over bid, deposit offer or exchange offer for any class of voting or equity securities (including securities convertible into voting or equity securities) of Zarlink; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, dual listed structure, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Zarlink or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Zarlink and its subsidiaries; or (d) any public announcement of an intention to do any of the foregoing.

For purposes of the Support Agreement, a “Superior Proposal” means, a bona fide written Acquisition Proposal that: (a) did not result from a breach of the non-solicitation covenants under the Support Agreement by Zarlink or its Representatives; (b) relates to the acquisition of all of the outstanding Zarlink Securities (other than the Zarlink Securities owned by the person making the Acquisition Proposal together with its Affiliates) or to the acquisition of, or a plan of arrangement, merger, business combination or similar transaction involving, all or substantially all of the consolidated assets of Zarlink and its subsidiaries; (c) is reasonably likely to be completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal; (d) is not subject to any financing condition and which the Zarlink Board of Directors has determined in good faith is either fully funded or is subject to adequate arrangements which have been made to ensure that the required funds will be available to effect payment in full for all of the Zarlink Securities or assets, as applicable, to be acquired pursuant thereto; (e) in respect of which the Zarlink Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that: (i) failure to recommend such Acquisition Proposal to the holders of Zarlink Securities would be inconsistent with its fiduciary duties under applicable Law; and (ii) having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of Zarlink Securities from a financial point of view than the Offers.

Zarlink also agreed to immediately terminate any existing discussions or negotiations with any person (other than the Offeror or its Representatives) with respect to any proposal that constitutes, or which could reasonably be expected to constitute, an Acquisition Proposal, whether or not initiated by Zarlink. Zarlink agreed not to amend, modify or waive, but to enforce, any of the standstill provisions of the confidentiality agreements entered into by Zarlink with other persons relating to a potential Acquisition Proposal.

Zarlink also agreed to notify the Offeror (at first orally and then in writing) as soon as practicable and in any event within 24 hours following receipt of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Zarlink or for access to properties, books and records or a list of the securityholders of Zarlink or any amendments to the foregoing. Such notice shall include the terms and conditions of, and the identity of the person making, any inquiry, proposal or offer (including any amendment thereto), and shall include, in the case of a written proposal or offer, copies of any such proposal or offer or any amendment to any of the foregoing. Zarlink has agreed to keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal or offer or any amendment to the foregoing, and will respond promptly to all inquiries by the Offeror with respect thereto.

If after the date of the Support Agreement, Zarlink receives a request for material non-public information in relation to a potential Acquisition Proposal and which proposes a bona fide Acquisition Proposal (that was not solicited, encouraged or facilitated after the date of the Support Agreement in contravention of its non-solicitation obligations), and (i) the Zarlink Board of Directors determines in good faith after consultation with its financial advisors and its legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal and (ii) the failure to provide the person making such Acquisition Proposal with access to such information regarding Zarlink would be inconsistent with the fiduciary duties of the Zarlink Board of Directors, then, and only then, Zarlink may provide such person with access to information regarding Zarlink, subject to the execution of a confidentiality agreement, provided however that Zarlink sends a copy of any such confidentiality agreement to the Offeror promptly upon its execution and the Offeror is provided with a list of or copies of the information provided to such person and is provided forthwith with access to similar information to which such person was provided.

Right to Match

Zarlink agreed that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Support Agreement) or withdraw, modify or qualify its approval or recommendation of the Offers and recommend or approve the Acquisition Proposal, unless:

(a)	the Zarlink Board of Directors determines that the Acquisition Proposal constitutes a Superior Proposal;

(b)	Zarlink has complied with all of its non-solicitation obligations in the Support Agreement and has provided the Offeror with a copy of the Acquisition Proposal;

(c)	a period (the “Response Period”) of three (3) Business Days shall have elapsed from the later of (A) the date on which the Offeror received written notice from the Zarlink Board of Directors that the Zarlink Board of Directors determined to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal and (B) the date the Offeror received a copy of such Acquisition Proposal;

(d)	after the Response Period, the Zarlink Board of Directors determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal; and

(e)	Zarlink concurrently terminates the Support Agreement and has paid or concurrently pays to the Offeror the Termination Fee, as described below.

During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend in writing the terms of the Support Agreement and the Offers. Zarlink has agreed that, if requested by the Offeror, it will negotiate with the Offeror in good faith to amend the terms of the Support Agreement and the Offers. The Zarlink Board of Directors will review any such written amendment to determine, in good faith in the exercise of its fiduciary duties whether the Acquisition Proposal to which the Offeror is responding would be a Superior Proposal when assessed against the Offers as they are proposed by the Offeror to be amended. If the Zarlink Board of Directors does not so determine, the Zarlink Board of Directors will cause Zarlink to enter into an amendment to the Support Agreement reflecting the proposal by the Offeror to amend the terms of the Offers and upon the execution by Zarlink, Microsemi and the Offeror of such amendment will reaffirm its recommendation of the Offers, as so amended. If the Zarlink Board of Directors does so determine, Zarlink may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Termination

The Support Agreement may be terminated prior to the Effective Time or such other time as may be expressly stipulated below:

(a)	by mutual written consent of Microsemi and Zarlink;

(b)	by Microsemi, by written notice to Zarlink at any time if:

(i)	Zarlink is in default of its obligations under the Support Agreement to send a notice of change to its directors’ circular or its non-solicitation covenants in the Support Agreement;

(ii)	Zarlink has intentionally materially breached any other covenant or obligation under the Support Agreement; or

(iii)	any representation or warranty of Zarlink in the Support Agreement:

(A)	that is qualified by reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B)	that is qualified by reference to materiality shall be untrue or incorrect in any respect; or

(C)	that is not qualified by reference to a Material Adverse Effect or materiality shall be untrue or incorrect in any material respect,

provided that such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured within the applicable cure periods prior to the Expiry Date;

(c)	by Zarlink, by written notice to Microsemi and the Offeror, at any time if:

(i)	the Offeror or Microsemi is in default of its obligations to amend the Original Offers, issue this Notice of Variation and Extension or take up and pay for all the Zarlink Shares and Zarlink Debentures deposited under the Offers;

(ii)	the Offeror or Microsemi has intentionally materially breached any other covenant or obligation under the Support Agreement; or

(iii)	any representation or warranty of the Offeror or Microsemi in the Support Agreement shall be untrue or incorrect in any material respect;

provided that such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured within the applicable cure periods prior to the Expiry Date;

(d)	by Microsemi if the Zarlink Board of Directors or any committee thereof (i) withdraws, amends or modifies in any manner adverse to the Offeror its recommendation in favour of the Offers, (ii) approves or recommends in favour of any Acquisition Proposal, (iii) breaches its non-solicitation obligations, or (iv) the Zarlink Board of Directors fails to publicly recommend or reaffirm its approval of the Offers and recommendation that holders of Zarlink Securities deposit all of their Zarlink Securities under the Offers within three (3) Business Days of (A) the public announcement of any Acquisition Proposal that the Zarlink Board of Directors has determined is not a Superior Proposal or (B) the written request by the Offeror that the Zarlink Board of Directors make such a recommendation or reaffirmation;

(e)	by Zarlink in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal; or

(f)	by either Zarlink or Microsemi if the Offers terminate, expire or are withdrawn at the Expiry Time without the Offeror taking up and paying for any of the Zarlink Securities as a result of the failure of any condition to the Offers to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Support Agreement to perform the obligations required to be performed by it under the Support Agreement.

Termination Fee

The Support Agreement entitles Microsemi and the Offeror to an amount of $25 million (the “Termination Fee”) if the Support Agreement is terminated under any of the following circumstances (each a “Termination Fee Event”):

(a)	the Support Agreement is terminated in the circumstances set out in paragraph (d) under “Termination” above, in which case the Termination Fee shall be paid within three (3) Business Days after the Support Agreement is terminated;

(b)	Zarlink terminates the Support Agreement as a result of the acceptance of a Superior Proposal, in which case Zarlink shall pay the Offeror the Termination Fee concurrently with the earliest of accepting, recommending or approving or entering into of any definitive agreement relating to, a Superior Proposal; or

(c)	(A) on or after the date of the Support Agreement and prior to the Expiry Time, an Acquisition Proposal is publicly announced or any person has publicly announced an intention to make an Acquisition Proposal, and (1) the Offers are not completed as a result of the Deposit Minimum Condition not having been met or (2) the Support Agreement is terminated in the circumstances set out in paragraphs (b) or (f) under “Termination” above and (B) an Acquisition Proposal is consummated within nine (9) months of the termination of the Support Agreement, in which case the Termination Fee shall be paid to the Offeror concurrently with the consummation of such Acquisition Proposal.

Representations and Warranties

The Support Agreement contains limited representations and warranties of Zarlink relating to capitalization, securities laws matters, financial statements, no undisclosed liabilities, absence of certain changes and a representation and warranty of the Offeror and Microsemi relating to sufficiency of funds.

Conduct of the Business by Zarlink

Zarlink has covenanted and agreed in the Support Agreement that, during the period from the date of the Support Agreement until the earlier of the Effective Time and the time that the Support Agreement is terminated in accordance with its terms, unless the Offeror or Microsemi expressly consents in writing, it shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to maintain and preserve their business organization, assets, employees, goodwill and business relationships.

Board Representation

Zarlink agreed that, promptly upon the take-up and payment by the Offeror pursuant to the Offers, the Offeror shall be entitled to designate a number of directors of the Zarlink Board of Directors, and any members of committees thereof, determined on a pro rata basis based on the proportion of the Zarlink Shares on a Fully-Diluted Basis then held or controlled by the Offeror (including Zarlink Debentures taken up under the Debenture Offer), such number of directors or members of committees rounded up to the nearest whole number. Zarlink agreed not to frustrate the attempts of the Offeror to do so and covenants to co-operate with the Offeror, subject to applicable Law, to enable the designees of the Offeror to be elected or appointed to the Zarlink Board of Directors, and any committees thereof and to constitute the applicable percentage of directors or members of committees, including, without limitation, at the request of the Offeror, by using its reasonable commercial efforts to increase the size of the Zarlink Board of Directors and reasonable commercial efforts to secure the resignations of such directors as the Offeror may request.

Microsemi Guarantee

Microsemi agreed to cause the Offeror to perform all of its obligations under the Support Agreement and unconditionally and irrevocably guarantees, covenants and agrees to be jointly and severally liable with the Offeror for the due and punctual performance of each and every obligation of the Offeror arising under the Support Agreement and in respect of the transactions contemplated by the Support Agreement.

Directors and Officers’ Insurance and Indemnification

The Offeror and Microsemi covenanted and agreed under the Support Agreement that for the period from the Effective Time until six years after the Effective Time, the Offeror will cause Zarlink and its subsidiaries (or any successors thereof) to maintain the current directors’ and officers’ insurance policies or policies reasonably equivalent thereto for all directors and officers of Zarlink and its subsidiaries, covering claims made prior to or within six years after the Expiry Time; provided that neither Zarlink nor the Offeror will be required, in order to maintain such insurance policy, to pay an annual premium in excess of 200% of the annual cost of the existing policies. The Offeror and Microsemi also agreed under the Support Agreement that after the expiration of such six-year period, they will use reasonable efforts to cause such directors and officers to be covered under this then existing directors’ and officers’ insurance policies.

Employment and Benefit Matters

The Offeror and Microsemi acknowledged under the Support Agreement that the completion of the transactions contemplated in the Support Agreement will result in a change of control or other payment triggering events under certain of the benefit and incentive plans, employment agreements and other agreements of Zarlink, and that upon and following the completion of such transactions, the Offeror and Microsemi will cause Zarlink and its subsidiaries, as applicable, to honour their obligations under such plans and agreements.

Shareholder Rights Plan

Zarlink agreed that it will continue to defer separation of the SRP Rights with respect to the Offers until no earlier than immediately after the Expiry Time. Zarlink also agreed that, with effect immediately prior to the time upon which Microsemi or the Offeror elects to take up Zarlink Securities deposited under the Offers, Zarlink shall irrevocably waive or suspend the operation of or otherwise render the Shareholder Rights Plan inoperative against the Offers, any Compulsory Acquisition and any Subsequent Acquisition Transaction. Subject to the foregoing, unless required by the terms of the Shareholder Rights Plan with respect to a competing take-over bid or a final and non-appealable order of a court having jurisdiction or an order of the Ontario Securities Commission, Zarlink agreed not to redeem the SRP Rights or otherwise waive, amend, suspend the operation of or terminate the Shareholder Rights Plan without the prior written consent of Microsemi.

6.	AMENDMENT TO MARKET PURCHASES

Section 12 of the Offers entitled “Market Purchases” is hereby amended by deleting all references to “applicable Laws” and replacing them by “all securities laws of Canada and its provinces and territories applicable to the Offers”.

7.	AMENDMENT TO THE LETTER OF TRANSMITTAL FOR THE SHARE OFFER

The last paragraph of the legend on page 13 of the Letter of Transmittal for the Share Offer has been deleted in its entirety.

8.	AMENDMENT TO DEFINITIONS

The definitions of “Material Adverse Effect” and “Fully-Diluted Basis” in the Original Offers are deleted in their entirety and replaced with the following:

“Material Adverse Effect” means a material adverse effect on the financial condition, business or the results of operations of Zarlink and its consolidated subsidiaries, taken as a whole, except any such effect resulting from or arising in connection with: (i) any change in U.S. GAAP, (ii) any adoption, proposal, implementation or change in Laws or any interpretation thereof by any governmental entity, (iii) any change in global, national or regional political conditions (including the commencement, occurrence or continuation of any strike, riot, lockout, outbreak or escalation of illness, war, armed hostilities, act of terrorism or facility takeover for emergency purposes), (iv) any change in general economic, business, regulatory or market conditions or in national or global financial, capital, securities or currency markets, (v) any natural disaster, (vi) the execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby or any development related thereto, (vii) any change in the market price or trading volume of any Zarlink Securities (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on the TSX, (viii) the failure, in and of itself, of Zarlink to meet any internal or public projections, forecasts or estimates of revenue or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred), (ix) the outcome of any matter involving Zarlink or any of its subsidiaries that has been disclosed as part of the “Diligence Information” (as defined in the Support Agreement) or is publicly available prior to the date hereof, (x) any action, omission, effect, change, event or occurrence taken, made, caused, requested or directed by or on behalf of Microsemi and the Offeror, (xi) any change affecting any industry in which Zarlink or any of its subsidiaries operates, or (xii) any action taken by Zarlink or any of its Subsidiaries that is required or permitted pursuant to the Support Agreement; provided that an effect described in any of clauses (ii), (iv) and (xi) may be taken into account to the extent Zarlink and its subsidiaries, taken as a whole, are disproportionately affected thereby relative to other peers of Zarlink and its subsidiaries in the same industries in which Zarlink and its subsidiaries operate;

“Fully-Diluted Basis” means , with respect to the number of Zarlink Shares outstanding at any time, the number of Zarlink Shares that would be outstanding assuming all Zarlink Options, Zarlink Debentures and any other rights to receive Zarlink Shares outstanding at that time had been exercised or converted, but excluding Zarlink Shares issuable upon the exercise of SRP Rights.

9.	MANNER OF ACCEPTANCE

Zarlink Securities may be deposited under the Offers in accordance with the provisions under “Manner of Acceptance” in Section 3 of the Offers.

If you have validly deposited and not withdrawn your Zarlink Securities under the Offers, you do not need to take any further action to accept the Offers and will automatically be entitled to receive under the Offers the increased consideration of $3.98 in cash per Zarlink Share and of $1,624.49 in cash per $1,000 principal amount of Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up under the Debenture Offer.

10.	TAKE-UP OF AND PAYMENT FOR DEPOSITED ZARLINK SECURITIES

Upon the terms and subject to the Conditions of the Offers, the Offeror will take up and pay for Zarlink Shares or Zarlink Debentures, as the case may be, duly and validly deposited pursuant to the Offers in accordance with the terms of the Offers and not withdrawn pursuant to Section 8 of the Original Offers, “Right to Withdraw Deposited Zarlink Securities”, as soon as reasonably possible and in any event not later than ten (10) days after the Expiry Time of the Offers. Any Zarlink Shares or Zarlink Debentures taken up will be paid for as soon as possible, and in any event not later than three (3) business days following the time at which such Zarlink Shares or Zarlink Debentures are taken up under the Share Offer or the Debenture Offer, as the case may be. Any Zarlink Shares or Zarlink Debentures deposited pursuant to the Share Offer or the Debenture Offer, as the case may be, after the first date on which Zarlink Shares or Zarlink Debentures have been taken up and paid for by the Offeror will be taken up and paid for within ten (10) days of such deposit. No Zarlink Shares or Zarlink Debentures shall be taken up or paid for prior to the Expiry Time of the Offers.

Securityholders are referred to Section 6 of the Offers, “Take up and Payment for Deposited Zarlink Securities” for details as to take-up of and payment for Zarlink Shares or Zarlink Debentures under the Offers.

11.	RIGHT TO WITHDRAW DEPOSITED SECURITIES

Except as otherwise provided in Section 8 of the Original Offers, “Right to Withdraw Deposited Zarlink Securities”, all deposits of Zarlink Securities pursuant to the Offers are irrevocable. Unless otherwise required or permitted by applicable Laws, any Zarlink Securities deposited in acceptance of the Offers may be withdrawn at the place of deposit by or on behalf of the depositing securityholder:

(a)	at any time when the Zarlink Securities have not been taken up by the Offeror;

(b)	if the Zarlink Securities have not been paid for by the Offeror within three (3) Business Days after having been taken up; or

(c)	at any time before the expiration of ten (10) days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offers or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a securityholder to accept or reject such Offers (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of such Offers; or

(ii)	a notice of variation concerning a variation in the terms of such Offers (other than a variation consisting solely of an increase in the consideration offered for the Zarlink Securities where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) but only if such deposited Zarlink Securities have not been taken up by the Offeror at the date of the notice.

Securityholders should refer to Section 8 of the Offers, “Right to Withdraw Deposited Zarlink Securities” for details and a description of the procedures for exercising the right to withdraw Zarlink Securities under the Offers.

12.	AMENDMENTS AND VARIATIONS TO ORIGINAL OFFER DOCUMENTS

The Original Offers and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offers and Circular, each as amended by the Notice of Variation and Extension, shall be read together with this Notice of Variation and Extension, and amended to the extent necessary, in order to give effect to the amendments and supplements set forth in this Notice of Variation and Extension. Except as otherwise set forth in or amended by this Notice of Variation and Extension, the terms and conditions of the Original Offer and the information in the Original Offers and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offers and Circular, each as amended by the Notice of Variation and Extension continue to be applicable in all respects.

13.	OFFEREES’ STATUTORY RIGHTS

Securities legislation of the provinces and territories of Canada provides Securityholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to Securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with their legal advisors.

APPROVAL AND CERTIFICATE OF 0916753 B.C. ULC

Dated: September 22, 2011

The contents of the Notice of Variation and Extension, together with the Original Offers and Circular, have been approved and the sending, communication or delivery thereof to the Securityholders has been authorized by the board of directors of 0916753 B.C. ULC

The Notice of Variation and Extension, together with the Original Offers and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

0916753 B.C. ULC

(Signed) JAMES J. PETERSON	(Signed) STEVEN G. LITCHFIELD
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) DAVID GOREN	(Signed) JOHN M. HOLTRUST
Director	Director

APPROVAL AND CERTIFICATE OF MICROSEMI CORPORATION

Dated: September 22, 2011

The contents of the Notice of Variation and Extension, together with the Original Offers and Circular, have been approved and the sending, communication or delivery thereof to the Securityholders has been authorized by the board of directors of Microsemi Corporation.

The Notice of Variation and Extension, together with the Original Offers and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

MICROSEMI CORPORATION

(Signed) JAMES J. PETERSON	(Signed) JOHN W. HOHENER
President and Chief Executive Officer	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

On behalf of the Board of Directors

(Signed) THOMAS R. ANDERSON	(Signed) DENNIS R. LEIBEN
Director	Director

Any questions and requests for assistance may be directed to the Information Agent:

North American Toll-Free:

1-877-452-7184

Banks Brokers or Collect Calls: 416-304-0211

Email: assistance@laurelhill.com

The Depositary for the Offers is:

By Registered Mail, Mail, Hand or Courier

Toronto

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-393-4891

Telephone: 416-361-0152

Facsimile: 416-361-0470

E-Mail: investor@equityfinancialtrust.com

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as Exhibits to this Schedule:

Exhibit No.	Description

1.1	Joint press release issued by Microsemi Corporation and Zarlink Semiconductor Inc. on September 22, 2011 (incorporated by reference to Exhibit 99.2 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on September 23, 2011).

1.2	Support Agreement, dated September 21, 2011, by and among 0916753 B.C. ULC, Microsemi Corporation and Zarlink Semiconductor Inc.*

*	Certain schedules have been omitted and the Bidders agree to furnish supplementally to the Commission a copy of any omitted schedules upon request.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidders undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidders undertake to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) 0916753 B.C. ULC has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. (1)

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

(1)	Previously filed with Bidders’ Schedule 14D-1F on August 18, 2011.

PART IV — SIGNATURES

By signing this Schedule, each of the bidders consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2011	MICROSEMI CORPORATION

	By:	/s/ David Goren
Name: David Goren
Title: Vice President

0916753 B.C. ULC

	By:	/s/ David Goren
Name: David Goren
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint press release issued by Microsemi Corporation and Zarlink Semiconductor Inc. on September 22, 2011 (incorporated by reference to Exhibit 99.2 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on September 23, 2011).

1.2	Support Agreement, dated September 21, 2011, by and among 0916753 B.C. ULC, Microsemi Corporation and Zarlink Semiconductor Inc.*

*	Certain schedules have been omitted and the Bidders agree to furnish supplementally to the Commission a copy of any omitted schedules upon request.